Exhibit 99.3

Wipro Limited

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended March 31, 2021

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended March 31, 2021	Year ended March 31, 2021	Quarter ended March 31, 2020
Total income from operations (net)	163,340	622,344	158,498
Net Profit / (Loss) before tax and exceptional items	37,496	139,007	29,656
Net Profit / (Loss) before tax but after exceptional items	37,496	139,007	29,656
Net Profit / (Loss) after tax and exceptional items	29,741	108,662	23,451
Total Comprehensive Income after tax	29,125	115,341	25,175
Equity Share Capital	10,958	10,958	11,427
Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Statement of Financial Position	542,137	542,137	546,031
Earnings Per Share (of ₹ 2/- each)
Basic:	5.39	19.11	4.09
Diluted:	5.38	19.07	4.07

[1]

Balance for the quarter and year ended March 31, 2021 represent balances as per the audited Statement of Financial Position for the year ended March 31, 2021 and balance for the quarter ended March 31, 2020 represent balances as per the audited Statement of Financial Position for the year ended March 31, 2020, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited interim consolidated financial results of the Company for the quarter and year ended March 31, 2021 have been approved by the Board of Directors of the Company at its meeting held on April 15, 2021. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The interim condensed financial results are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended March 31, 2021	Year ended March 31, 2021	Quarter ended March 31, 2020
Total income from operations (net)	162,454	619,349	157,505
Net Profit / (Loss) before tax and exceptional items	37,499	139,029	29,658
Net Profit / (Loss) before tax but after exceptional items	37,499	139,029	29,658
Net Profit / (Loss) after tax and exceptional items	29,743	108,680	23,452
Total Comprehensive Income after tax	29,120	115,497	24,944
Equity Share Capital	10,958	10,958	11,427
Reserves (excluding Revaluation Reserve)[1] as shown in the Audited Balance Sheet	538,052	538,052	541,790
Earnings Per Share (of ₹ 2/- each)
Basic:	5.39	19.11	4.09
Diluted:	5.38	19.07	4.08

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

[1]

Balance for the quarter and year ended March 31, 2021 represent balances as per the audited Statement of Financial Position for the year ended March 31, 2021 and balance for the quarter ended March 31, 2020 represent balances as per the audited Balance sheet for the year ended March 31, 2020, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited interim consolidated financial results (under Ind AS) of the Company for the quarter and year ended March 31, 2021 have been approved by the Board of Directors of the Company at its meeting held on April 15, 2021. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended March 31, 2021	Year ended March 31, 2021	Quarter ended March 31, 2020
Total income from operations (net)	132,600	502,994	131,272
Net Profit / (Loss) before tax and exceptional items	36,814	126,848	27,627
Net Profit / (Loss) before tax but after exceptional items	36,814	126,848	27,627
Net Profit / (Loss) after tax and exceptional items	30,130	100,609	21,583
Total Comprehensive Income after tax	30,353	106,946	18,865

The audited interim standalone financial results (under Ind AS) of the Company for the quarter and year ended March 31, 2021 have been approved by the Board of Directors of the Company at its meeting held on April 15, 2021. The statutory auditors have expressed an unmodified audit opinion.

Notes:

1.

The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company’s website (URL: www.wipro.com).

By Order of the Board,

For Wipro Limited

Place: Bengaluru	Rishad A. Premji

Date: April 15, 2021	Chairman

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India

Website: www.wipro.com; Email Id- info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054